Canadian GAAP/U.S. Dollar
Consolidated Financial Statements

GERDAU AMERISTEEL CORPORATION
DECEMBER 31, 2004















         GERDAU AMERISTEEL CHANGES TO U.S. GAAP FOR FINANCIAL REPORTING


For the fiscal year ending December 31, 2003, financial results for Gerdau Ameristeel were reported in U.S. dollars and Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results are also presented under U.S. GAAP for comparative purposes.

HOWEVER, THE BUSINESS CORPORATIONS ACT OF ONTARIO ("OBCA") REQUIRES GERDAU AMERISTEEL TO PROVIDE TO ITS SHAREHOLDERS FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN GAAP. THE FINANCIAL STATEMENTS PREPARED UNDER CANADIAN GAAP ARE ENCLOSED AS REQUIRED BY THE OBCA.

For Gerdau Ameristeel, the most significant difference between U.S. GAAP and Canadian GAAP is the accounting treatment of Gerdau Ameristeel's 50% joint venture investment in Gallatin Steel Company and the smaller joint ventures of Bradley Steel Processors and MRM Guide Rail. Under U.S. GAAP, the investments are accounted for under the equity method of accounting instead of the proportionate consolidation method used under Canadian GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. For a complete explanation of the differences between U.S. GAAP and Canadian GAAP as it relates to Gerdau Ameristeel, see footnote 18 in the U.S. GAAP financial statements.

       REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings (loss), of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Canada. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements comprise assets of 9 percent of the related consolidated totals as of December 31, 2004 and total revenues of 13 percent of the related consolidated totals for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
-------------------------------------------
PricewaterhouseCoopers LLP
Tampa, Florida
March 4, 2005

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                       DECEMBER 31,      DECEMBER 31,
                                                           2004              2003
                                                                       (Restated Note 2)
                                                       -------------   -----------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                            $   117,643       $    10,459
   Restricted cash and cash equivalents                         465                --
   Accounts receivable, net of allowance of $6,518
      in 2004 and $6,380 in 2003                            404,360           233,331
   Inventories (note 4)                                     898,054           376,458
   Deferred tax assets (note 10)                              7,283            13,269
   Other current assets                                      28,878            21,608
                                                        -----------       -----------
      TOTAL CURRENT ASSETS                                1,456,683           655,125

PROPERTY, PLANT AND EQUIPMENT  (note 5)                   1,036,840           919,207
GOODWILL                                                    122,716           116,564
DEFERRED FINANCING COSTS                                     13,616            16,063
DEFERRED TAX ASSETS (note 10)                                 4,939            15,045
OTHER ASSETS                                                    107               204
                                                        -----------       -----------
TOTAL ASSETS                                            $ 2,634,901       $ 1,722,208
                                                        ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                     $   316,137       $   231,352
   Accrued salaries, wages and employee benefits             60,212            29,732
   Accrued interest                                          21,071            23,730
   Other current liabilities                                 52,981            34,357
   Accrued acquisition costs                                 51,790                --
   Current portion of long-term borrowings (note 7)           4,713             3,305
                                                        -----------       -----------
      TOTAL CURRENT LIABILITIES                             506,904           322,476

LONG-TERM BORROWINGS, LESS CURRENT PORTION  (note 7)        434,532           566,963
CONVERTIBLE DEBENTURES (note 9)                              99,888            96,719
ACCRUED BENEFIT OBLIGATIONS  (note 11)                       82,569            74,354
OTHER LIABILITIES                                            68,324            49,185
DEFERRED TAX LIABILITIES (note 10)                           55,682            64,355
                                                        -----------       -----------
TOTAL LIABILITIES                                         1,247,899         1,174,052
                                                        -----------       -----------
SHAREHOLDERS' EQUITY
   Capital stock  (note 13)                               1,008,511           547,601
   Retained earnings (accumulated deficit)                  318,770           (22,766)
   Cumulative translation adjustment                         59,721            23,321
                                                        -----------       -----------
TOTAL SHAREHOLDERS' EQUITY                                1,387,002           548,156
                                                        -----------       -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $ 2,634,901       $ 1,722,208
                                                        ===========       ===========


See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)

                                                                YEAR ENDED
                                                    ----------------------------------
                                                    DECEMBER 31,       DECEMBER 31,
                                                        2004               2003
                                                                     (Restated Note 2)
                                                    -------------    -----------------
NET SALES                                            $ 3,475,347        $ 2,035,350

OPERATING EXPENSES
   Cost of sales                                       2,753,916          1,867,389
   Selling and administrative                            116,048             87,247
   Depreciation                                           91,346             83,252
   Other operating (income) expense                       (3,112)            (1,244)
                                                     -----------        -----------
                                                       2,958,198          2,036,644
                                                     -----------        -----------

INCOME (LOSS) FROM OPERATIONS                            517,149             (1,294)

OTHER EXPENSES
   Interest, net                                          51,093             55,200
   Foreign exchange loss                                   8,211                726
   Amortization of deferred financing costs                2,551              4,664
                                                     -----------        -----------
                                                          61,855             60,590
                                                     -----------        -----------

INCOME (LOSS) BEFORE INCOME TAXES                        455,294            (61,884)

INCOME TAX EXPENSE (BENEFIT)  (note 10)                  113,758            (37,572)
                                                     -----------        -----------
INCOME (LOSS) BEFORE MINORITY INTEREST                   341,536            (24,312)

MINORITY INTEREST                                             --                217
                                                     -----------        -----------
NET INCOME (LOSS)                                    $   341,536        $   (24,095)
                                                     ===========        ===========

EARNINGS (LOSS) PER COMMON SHARE - BASIC             $      1.47        $     (0.12)

EARNINGS (LOSS) PER COMMON SHARE - DILUTED           $      1.46        $     (0.12)



See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands)

                                                                        RETAINED
                                                                        EARNINGS       CUMULATIVE
                                        NUMBER OF       INVESTED      (ACCUMULATED     TRANSLATION
                                         SHARES         CAPITAL         DEFICIT)       ADJUSTMENT        TOTAL
                                      ------------    ------------    ------------    ------------    ------------
BALANCES AT DECEMBER 31, 2002          184,892,360    $    513,400    $      1,329    $       (765)   $    513,964
   Net loss                                                                (24,095)                        (24,095)
   Foreign exchange                                                                         24,086          24,086
   Acquisition of minority interest     13,198,501          34,201                                          34,201
                                      ------------    ------------    ------------    ------------    ------------

BALANCES AT DECEMBER 31, 2003          198,090,861    $    547,601    $    (22,766)   $     23,321    $    548,156
   Net income                                                              341,536                         341,536
   Foreign exchange                                                                         36,400          36,400
   Stock issuance                      105,562,000         460,203                                         460,203
   Employee stock options                  375,261             707                                             707
                                      ------------    ------------    ------------    ------------    ------------

BALANCES AT DECEMBER 31, 2004          304,028,122    $  1,008,511    $    318,770    $     59,721    $  1,387,002
                                      ------------    ------------    ------------    ------------    ------------


See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$  in thousands)




                                                                    DECEMBER 31,       DECEMBER 31,
                                                                        2004               2003
                                                                                     (Restated Note 2)
                                                                    -------------    -----------------
OPERATING ACTIVITIES
Net income (loss)                                                     $ 341,536          $ (24,095)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:

   Depreciation                                                          91,346             83,252

   Amortization                                                           2,551              4,664
   Deferred income taxes                                                 11,144            (25,016)

   Gain on disposition of property, plant and equipment                      --                192

   Foreign exchange on related party loans                                   --              7,241

Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                  (29,422)           (51,072)
   Inventories                                                         (299,736)              (263)
   Other assets                                                          (9,311)            (6,054)
   Liabilities                                                           52,130             55,043
                                                                      ---------          ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               160,238             43,892

INVESTING ACTIVITIES
   Additions to property, plant and equipment                           (86,124)           (59,203)
   Acquisitions                                                        (298,422)                --
   Proceeds from dispositions of property, plant, and equipment              --              2,643
   Sales of short term investments                                       60,051                 --
   Purchases of short term investments                                  (60,051)                --
                                                                      ---------          ---------
NET CASH USED IN INVESTING ACTIVITIES                                  (384,546)           (56,560)

FINANCING ACTIVITIES
   Proceeds from issuance of new debt                                    25,000            542,357
   Payments on term loans                                               (25,664)            (9,395)
   Senior Secured Credit Facility borrowings                             82,788                 --
   Senior Secured Credit Facility payments                             (215,035)          (510,053)
   Additions to deferred financing costs                                     --            (15,639)
   Changes in minority interest                                              --               (217)
   Changes in restricted cash                                              (465)                --
   Proceeds from issuance of employee stock option purchases                707                 --
   Proceeds from the issuance of common stock                           460,203                 --
                                                                      ---------          ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               327,534              7,053
                                                                      ---------          ---------
Effect of exchange rate changes on cash and cash equivalents              3,958               (287)
                                                                      ---------          ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        107,184             (5,902)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         10,459             16,361
                                                                      ---------          ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $ 117,643          $  10,459
                                                                      =========          =========


See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)


NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of Gerdau Ameristeel's common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company sold 26,800,000 common shares to its majority shareholder, Gerdau S.A., for cash. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares. In October 2004, the Company issued and sold 70 million shares for $4.70 (Cdn $5.90) per share, including 35 million to Gerdau S.A., and in November 2004, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. As of December 31, 2004, Gerdau S.A. owned approximately 66.5% of common shares outstanding.

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. All dollar amounts are reported in United States dollars unless otherwise indicated.

CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.

JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures, and are proportionately consolidated. Other investments where the Company does not exercise significant influence are accounted for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.

CASH AND CASH EQUIVALENTS: The Company considers all cash on deposit and term deposits with original maturities of three months or less, to be cash equivalents. Cash held in the joint venture operations are for the sole use of joint ventures. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies. A book overdraft of $68.5 million from the Company's main disbursement account was offset against a money market account at the same institution.

SHORT TERM INVESTMENTS: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, the Company's investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. There was no investment in these securities at December 31, 2004 or 2003.

INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite lives not be amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002 for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment.

DEFERRED FINANCING COSTS: Deferred financing costs were incurred in relation to long term debt, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of the Company's floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company's fixed rate notes, the Senior Notes, was $474.9 million and $447.5 million as of December 31, 2004 and 2003 respectively. The fair value of the Company's Convertible Debentures was Cdn $126.9 million and Cdn $116.3 million as of December 31, 2004 and 2003, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

DEFERRED INCOME TAXES: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

PENSIONS AND POST RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.
o    Pension assets are valued at fair market value.
o Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
o The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.
o A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

ENVIRONMENTAL LIABILITIES: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations that are accumulated in the foreign currency translation adjustment account in shareholders' equity, until there is a reduction in the net investment in the foreign operation.

Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in the foreign currency translation adjustment account in shareholders' equity.

The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in U.S. dollars.

EARNINGS (LOSS) PER SHARE: The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options.

DEFERRED SHARE UNIT PLAN: The Corporation offers a Deferred Share Unit Plan
(DSUP) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $354 thousand and $123 thousand at December 31, 2004 and 2003, respectively.

STOCK OPTIONS: Effective January 1, 2004, stock options granted after January 1, 2002 are required to be accounted for under the fair value method. Under this method, compensation expense is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period. Stock options granted prior to January 1, 2002 are accounted for using the intrinsic value method which does not give rise to compensation expense. The impact of the adoption of the new accounting standard on the Company's 2004 income was not material.

USE OF ESTIMATES: The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2004 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

CHANGE IN ACCOUNTING POLICIES: As of January 1, 2003, the Company adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of a charge to retained earnings. This change in accounting policy resulted in additional interest expense of $6.3 million for the year ended December 31, 2003.

The Company adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section defined the criteria for a derivative instrument to meet the requirements of hedge accounting. The Company's use of derivative instruments is limited. For qualifying hedges, gains and losses on derivative instruments and the items being hedged are recognized in the statement of earnings in the same period. For derivative instruments which are not deemed as hedges, gains or losses are recognized in the period of the change. For the year ended December 31, 2003, the net loss was increased by $5.7 million as a result of the change in accounting policy and retained earnings at December 31, 2002 was restated to reflect an unrealized loss on derivatives totaling $3.5 million.

Commencing in 2004, the Company changed its classification of shipping and handling revenues from a reduction of cost of sales to revenues. For the year ended December 31, 2003, sales and cost of sales were increased approximately $107.5 million as a result of this reclassification.

NOTE 3 -- ACQUISITIONS

On March 19 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

On December 10, 2004, the Company completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons for approximately $16.4 million. As a result of this transaction, $4.7 million of goodwill was recorded. The transaction was accounted for as a purchase.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities acquired consist of four long steel product minimills located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton minimills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the minimills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries. The purchase price for the acquired assets was $266 million in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181 million of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51.8 million. This amount was accrued as of December 31, 2004 and paid subsequent to year end.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004 ($000s):

Net assets (liabilities) acquired
  Current assets                                                      $ 325,751
  Current liabilities                                                   (67,674)
  Property, plant and equipment                                          86,244
  Other long-term liabilities                                           (23,789)
                                                                      ---------
                                                                      $ 320,532
                                                                      =========
Purchase price                                                        $ 266,000
Plus transaction costs                                                    2,742
Accrued working capital true up                                          51,790
                                                                      ---------
                                                                      $ 320,532
                                                                      =========

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2004 North Star Steel acquisition had been completed as of January 1, 2003.

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                         2004                2003
                                                      -----------         -----------
Net Sales                                             $ 4,255,632         $ 2,620,625
Net Income (Loss)                                         464,321             (15,752)
Earnings (Loss) per share - Basic                            2.00               (0.08)
                            Diluted                          1.99               (0.08)


NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):

                                                        AT DECEMBER 31,   AT DECEMBER 31,
                                                             2004              2003
                                                        ---------------   ---------------
Ferrous and non-ferrous scrap                              $ 175,635         $  76,384
Work in-process                                              121,618            31,764
Finished goods                                               381,873           157,815
Raw materials (excluding scrap) and operating supplies       218,928           110,495
                                                           ---------         ---------
                                                           $ 898,054         $ 376,458
                                                           =========         =========

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                         AT DECEMBER 31, 2004
                                              ------------------------------------------
                                                             ACCUMULATED         NET
                                                 COST        DEPRECIATION    BOOK VALUE
                                              -----------    ------------    -----------
Land and improvements                         $    88,885    $    (6,703)    $    82,182
Buildings and improvements                        167,380        (31,033)        136,347
Machinery and equipment                         1,228,060       (494,943)        733,117
Construction in progress                           72,296             --          72,296
Property, plant and equipment held for sale        12,898             --          12,898
                                              -----------    -----------     -----------
                                              $ 1,569,519    $  (532,679)    $ 1,036,840
                                              ===========    ===========     ===========


                                                         AT DECEMBER 31, 2003
                                              ------------------------------------------
                                                             ACCUMULATED         NET
                                                 COST        DEPRECIATION    BOOK VALUE
                                              -----------    ------------    -----------
Land and improvements                         $    77,651    $    (5,321)    $    72,330
Buildings and improvements                        139,559        (24,131)        115,428
Machinery and equipment                         1,078,565       (400,368)        678,197
Construction in progress                           39,676             --          39,676
Property, plant and equipment held for sale        13,576             --          13,576
                                              -----------    -----------     -----------
                                              $ 1,349,027    $  (429,820)    $   919,207
                                              ===========    ===========     ===========

Capitalized interest costs for property, plant and equipment construction expenditures was approximately $353 thousand and $124 thousand for the year ended December 31, 2004 and 2003, respectively.


NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                                                     DECEMBER 31,
                                                              -------------------------
                                                                2004            2003
                                                              ---------       ---------
BALANCE SHEET
   Current assets                                             $ 128,004       $  53,137
   Property, plant and equipment, net                           132,472         124,144
   Current liabilities                                           27,517          23,224
   Long-term debt                                                 1,709           4,259

STATEMENT OF EARNINGS
   Sales                                                      $ 465,493       $ 224,179
   Operating income                                             142,429           9,685
   Income before income taxes                                   142,538           9,440
   Net Income                                                   141,474           7,667

CHANGES IN CASH FLOWS
Cash provided by (used in)
     Operating activities                                     $  35,258       $  10,527
     Investing activities                                        (3,975)         (8,294)
     Financing activities                                        (2,281)         (4,046)
                                                              ---------       ---------
Proportionate share of increase (decrease) in cash            $  29,002       $  (1,813)

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2004, there was $27 thousand drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295.0 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A. In the fourth quarter of 2004, this loan was repaid.

Debt includes the following ($000s):

                                                          DECEMBER 31,     DECEMBER 31,
                                                              2004             2003
                                                          -------------    -------------
Senior Notes, bearing interest of 10.375%, due
   July 2011, net of original issue discount                $ 397,986        $ 397,271
Senior Secured Credit Facility, bearing interest
   of 5.75%, due through December 2005                             27          135,027
Industrial Revenue Bonds, bearing interest of
   1.74% to 6.38%, due through December 2018                   31,600           27,400
AmeriSteel Bright Bar Term Loan, bearing interest
   of 5.25%, due June 2011                                      2,734            3,172
Gallatin Joint Venture Debt                                     1,778            5,471
Other, bearing interest of 3.75%, due through June 2006         5,120            1,927
                                                            ---------        ---------
                                                              439,245          570,268
Less current portion                                           (4,713)          (3,305)
                                                            ---------        ---------
                                                            $ 434,532        $ 566,963
                                                            =========        =========

The maturities of borrowings for the years subsequent to December 31, 2004, are as follows (US$ in thousands):

                                                                         AMOUNT
                                                                        --------
2005                                                                    $  4,713
2006                                                                         751
2007                                                                         468
2008                                                                         341
2009                                                                         341
Thereafter                                                               432,631
                                                                        --------
                                                                        $439,245
                                                                        ========

Cash paid for interest was $60.6 million and $40.1 million for the years ended December 31, 2004 and 2003, respectively.

The Company's debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limits the debt to equity ratio. In addition, if the Company's business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2004, the Company was in compliance with all of its debt covenants.


NOTE 8 -- RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. In February 2003, Gerdau S.A. made loans totaling $30.0 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans bore interest at 6.5% and were repaid under the June 2003 refinancing. Through the June 2003 refinancing, an indirect wholly-owned subsidiary of Gerdau S.A. purchased $35.0 million of bonds. These bonds were exchanged subsequent to the exchange offer in 2004. Accrued liabilities due to related parties were $6.2 million and $5.8 million as of December 31, 2004 and 2003, respectively.


NOTE 9 -- CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn $26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 -- INCOME TAXES

The income tax expense is comprised of ($000's):

                                                        2004             2003
                                                     ---------        ---------
Current                                              $ 102,614        $   1,311
Deferred                                                11,144          (38,883)
                                                     ---------        ---------
                                                     $ 113,758        $ (37,572)
                                                     =========        =========
Current income taxes:
   Canada                                            $   1,216        $     713
   U.S                                                 101,381              700
   Other                                                    17             (102)
                                                     ---------        ---------
                                                       102,614            1,311
Deferred  income taxes:
   Canada                                               12,333          (13,302)
   U.S                                                  (1,189)         (25,581)
                                                     ---------        ---------
                                                        11,144          (38,883)
                                                     ---------        ---------
Total provision for income taxes                     $ 113,758        $ (37,572)
                                                     =========        =========

The income tax expense (benefit) differs from the amount computed by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:


                                                          2004           2003
                                                       ---------      ---------
Income tax expense (benefit) computed using
   Canadian statutory tax rates                        $ 153,919      $ (21,115)

Increased (decreased) by the tax effect of:
   Tax exempt income                                     (16,679)        (7,224)
   Purchase price valuation adjustment                   (48,563)            --
   Effect of different rates in foreign
      jurisdictions                                       20,207         (7,758)
   Net future income tax benefit resulting
      from changes in tax rates                               --         (1,475)
   Unrealized foreign exchange losses                      2,504             --
   Other, net                                              2,370             --
                                                       ---------      ---------
Income Tax Expense (Benefit)                           $ 113,758      $ (37,572)
                                                       =========      =========

The components of the deferred tax assets and liabilities consisted of the following:

                                                            2004         2003
                                                         ---------    ---------
CANADA
NON-CURRENT ASSETS:
   Operating loss carry forwards                         $  29,891    $  25,532
   Property, plant and equipment                           (41,348)     (34,769)
   Recycling and AMT credits                                   523           --
   Pension and retirement accruals                          14,109       16,562
   Long-term liabilities not currently deductible            1,764        7,720
                                                         ---------    ---------
Net non-current deferred tax assets                      $   4,939    $  15,045
                                                         =========    =========

UNITED STATES
CURRENT ASSETS:
   Accounting provisions not currently deductible
      for tax purposes                                   $   7,283    $  13,269

NON-CURRENT LIABILITIES:
   Operating loss carry forwards                         $ (34,805)   $ (42,856)
   Property, plant and equipment                           140,187      132,722
   Recycling and AMT credits                                (4,927)      (5,394)
   Pension and retirement accruals                         (13,225)     (14,313)
   Long-term liabilities not currently deductible          (32,420)     (10,514)
   Other                                                       872        4,710
                                                         ---------    ---------
                                                         $  55,682    $  64,355
                                                         =========    =========

During 2004, the Company recorded the utilization of net operating losses (NOL) related to the former Co-Steel U.S. group resulting in a $48.6 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting which resulted in a portion of the existing NOLs being reserved. Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules (which limit a company's ability to utilize NOLs that existed as of the date of an ownership change) have been recognized.

As of December 31, 2004, the Company has a combined non-capital loss carry forward of approximately $85.5 million for Canadian tax purposes that expire on various dates between 2008 through 2011. The Company also has a combined net operating loss carryforward of approximately $136.9 million for U.S. federal and state income tax purposes that expire on various dates between 2005 and 2023.

The Company believes its Canadian net deferred tax asset as December 31, 2004 of $8.2 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented if necessary.


NOTE 11 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $3.4 million and $2.6 million for the years ended December 31, 2004 and 2003, respectively.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s).

Settlement losses were recognized in the prior year due to payments to former employees under the former Co-Steel plans. The following tables summarize the components of the net periodic pension costs and the net periodic postretirement medical benefits costs in thousands and in percents:

                                              PENSION BENEFITS         OTHER BENEFIT PLANS
                                           YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                           -----------------------   -----------------------
                                              2004          2003        2004          2003
                                           ---------     ---------   ---------     ---------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                               $  10,980     $   8,027   $   1,133     $     880
Interest cost                                 22,274        20,831       2,153         2,247
Expected return on plan assets               (20,975)      (18,683)         --            --
Amortization of transition liability             174           162          --            --
Amortization of prior service cost               293           461        (212)           --
Recognized actuarial gain                      2,214           957          30            --
Settlement loss                                   --           140          --            --
                                           ---------     ---------   ---------     ---------
NET PERIODIC BENEFIT COST                  $  14,960     $  11,895   $   3,104     $   3,127
                                           =========     =========   =========     =========
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation at beginning of period  $ 359,567     $ 301,352   $  38,554     $  31,978
Acquisition of North Star                         --            --       8,716            --
Service cost                                  10,980         8,027       1,133           880
Interest cost                                 22,274        20,831       2,153         2,247
Plan participants' contributions                  --            --         733           647
Amendments                                     3,149            --      (3,161)           --
Actuarial loss                                25,193        11,248       1,793         1,188
Benefits and administrative expenses paid    (19,381)      (14,918)     (2,501)       (2,260)
Settlement loss                                   --           275          --            --
Foreign exchange gain                         14,852        32,753       1,766         3,874
                                           ---------     ---------   ---------     ---------
Benefit obligation at end of period        $ 416,634     $ 359,568   $  49,186     $  38,554
                                           =========     =========   =========     =========

                                              PENSION BENEFITS         OTHER BENEFIT PLANS
                                           YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                           -----------------------   -----------------------
                                              2004          2003        2004          2003
                                           ---------     ---------   ---------     ---------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
   period                                  $ 278,242     $ 206,070   $      --     $      --
Actual return on plan assets                  30,509        42,448          --            --
Employer contribution                         20,815        18,470       1,769         1,612
Plan participants' contributions                  --            --         732           648
Benefits and administrative expenses paid    (19,381)      (14,918)     (2,501)       (2,260)
Foreign exchange gain                         12,534        26,173          --            --
                                           ---------     ---------   ---------     ---------
Fair value of plan assets at end of
   period                                  $ 322,719     $ 278,243   $      --     $      --
                                           =========     =========   =========     =========

RECONCILIATION OF FUNDED STATUS -
END OF PERIOD
Funded status                              $ (93,915)    $ (81,325)  $ (49,186)    $ (38,554)
Unrecognized Transition Liability              1,857         1,905          --            --
Unrecognized prior service cost                5,962         2,673      (2,948)           --
Unrecognized actuarial loss                   52,609        39,069       3,052         1,878
                                           ---------     ---------   ---------     ---------
Net amount recognized                      $ (33,487)    $ (37,678)  $ (49,082)    $ (36,676)
                                           =========     =========   =========     =========

ASSUMPTIONS
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFITS
OBLIGATIONS AT DECEMBER 31                                     2004                2003
                                                           -------------       -------------
Discount rate                                              5.75% - 6.00%       6.25% - 6.50%
Rate of compensation increases                             2.50% - 4.25%       2.50% - 4.50%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST FOR THE YEAR ENDED DECEMBER 31
Discount rate                                              6.25% - 6.50%       6.50% - 6.75%
Expected long-term return on plan assets                   7.25% - 8.40%       7.25% - 8.40%
Rate of compensation increase                              2.50% - 4.50%       2.50% - 4.50%

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31            2004                2003
                                                           -------------       -------------
Health care cost trend rate assumed for next year          9.50% - 13.00%      9.00% - 10.00%
Rate to which the cost trend rate is assumed to
   decline (ultimate trend rate)                           4.50% -  5.50%      5.50%
Year that the rate reaches the ultimate trend rate         2010  - 2013        2008


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                               1 PERCENTAGE POINT      1 PERCENTAGE POINT
                                                    INCREASE                DECREASE
                                               ------------------      ------------------
Effect on total service and interest cost            $   383                $  (308)
Effect on postretirement benefit obligation            6,052                 (4,900)


PLAN ASSETS

The Company's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

                                                        PLAN ASSETS AT DECEMBER 31,
                                                        ---------------------------
ASSET CATEGORY                                           2004                 2003
                                                        ------               ------
Equity securities                                        67.3%                70.4%
Debt securities                                          26.5%                23.9%
Real estate                                               2.7%                 0.5%
Other                                                     3.5%                 5.2%
                                                        ------               ------
Total                                                     100%                 100%

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% - 85% in equity securities, 20% - 35% in debt securities and 0% - 10% in real estate and other

BENEFIT PAYMENTS

The expected benefit payments, in future years, are as follows ($000):

                                                   PENSION       OTHER BENEFIT
                                                   BENEFITS          PLANS
                                                  ----------     -------------
2005                                               $ 17,374         $  1,882
2006                                                 17,867            2,039
2007                                                 18,539            2,179
2008                                                 19,539            2,338
2009                                                 20,673            2,482
2010 to 2014                                        125,884           15,233


CONTRIBUTIONS

The Company expects to contribute $20.7 million to its pension plans in 2005.


NOTE 12 -- FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the Company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2004, was approximately $4.0 million.

NOTE 13 -- SHAREHOLDERS' EQUITY

Capital stock consists of the following shares:

                               Authorized       Issued        Invested Capital
                                 Number         Number         (in thousands)
                               ----------     -----------     ----------------
December 31, 2004
   Common                      Unlimited      304,028,122       $ 1,008,511

December 31, 2003
   Common                      Unlimited      198,090,861       $   547,601

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                    YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                    2004              2003
                                                -------------     -------------
Basic earnings (loss) per share:
   Basic net earnings (loss)                    $     341,536     $     (24,095)

   Average shares outstanding                     232,047,518       194,791,236

   Basic net earnings (loss) per share          $        1.47     $       (0.12)

Diluted earnings (loss) per share:
   Diluted net earnings (loss)                  $     341,536     $     (24,095)

Diluted average shares outstanding:
   Average shares outstanding                     232,047,518       194,791,236
   Dilutive effect of stock options                 1,241,571                --

Diluted net earnings (loss) per share           $        1.46     $       (0.12)

At December 31, 2004, options to purchase 692,000 (1,013,700 at December 31,
2003) common shares were not included in the computation of diluted earnings
(loss) per share as their inclusion would be anti-dilutive.


NOTE 14 -- STOCK BASED COMPENSATION

The Company has several stock based compensation plans, which are described below.

Under the former Co-Steel plan, the Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

A subsidiary of the Company, AmeriSteel, had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel exchanged shares of AmeriSteel stock and options for stock and options of Gerdau Ameristeel at an exchange rate of 9.4617 Gerdau Ameristeel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

AmeriSteel had long-term incentive plans available to executive management (the "AmeriSteel Plan") to ensure that the interests of AmeriSteel's senior management were congruent with the interests of its shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. The AmeriSteel Plan provided for earned awards to vest and be paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of AmeriSteel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of Ameristeel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. The awards were recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003 were $1.3 million and $150 thousand, respectively.

For the year ended December 31, 2004, the Gerdau Ameristeel Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the "Stakeholder Plan"). The Stakeholder Plan is based on the Ameristeel Plan. The Stakeholder Plan is designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Awards will be made following the end of each fiscal year and payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award will be accrued over the vesting period. No awards are expected to be granted under the Stakeholder plan in the future.

In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $6.4 million and $3.5 million, respectively.

In September 1996, AmeriSteel's Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of Gerdau Ameristeel, the maximum number of common shares issuable under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2004. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic value based method of accounting (see note 2).

In July 2002, AmeriSteel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $14.3 million and $5.9 million, respectively.

In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

A summary of the Company's stock option plans is as follows:

                                              YEAR ENDED DECEMBER 31, 2004       YEAR ENDED DECEMBER 31, 2003
                                            -------------------------------    -------------------------------
                                            NUMBER OF     WEIGHTED-AVERAGE     NUMBER OF     WEIGHTED-AVERAGE
AMERISTEEL PLANS                              SHARES       EXERCISE PRICE       SHARES        EXERCISE PRICE
                                            ----------    -----------------    ----------    -----------------
Outstanding, beginning of period                    --        $       --          281,197    $    20.37
Exchange for options of Gerdau Ameristeel           --                --         (281,197)        20.37
Granted                                             --                --               --            --
Exercised                                           --                --               --            --
Forfeited                                           --                --               --            --
                                            ----------        ----------       ----------    ----------
Outstanding, end of period                          --                --               --            --
                                            ==========        ==========       ==========    ==========

GERDAU AMERISTEEL PLANS

Outstanding, beginning of period             3,606,570        $     6.41        1,367,400    $     9.30
Ameristeel Plans  Options exchanged for
   Gerdau Ameristeel Options                        --                --        2,660,601          2.15
Granted                                             --                --               --            --
Exercised                                     (375,261)             1.90               --            --
Forfeit                                        (76,321)             1.92               --            --
Expired                                       (321,700)            19.46         (421,431)        19.72
                                            ----------        ----------       ----------    ----------
Outstanding, end of period                   2,833,288        $     5.94        3,606,570    $     6.41
                                            ==========        ==========       ==========    ==========
Options exercisable                          2,350,378                          2,585,767
                                            ==========                         ==========

The following table summarizes information about options outstanding at December 31, 2004:

                                          Weighted-
                                           Average
                                          Remaining        Weighted-
   Exercise Price           Number       Contractual        Average           Number
      Range US$          Outstanding         Life        Exercise Price     Exercisable
--------------------     -----------     -----------     --------------     -----------
$1.32 to $1.43              752,829          4.4            $  1.38            597,086
$1.80 to $1.90              824,536          5.9               1.84            497,369
$2.11 to $2.96              563,923          4.5               2.63            563,923
$15.45 to $18.69 (1)        342,500          2.1              16.80            342,500
$20.06 to $20.15 (1)        349,500          1.7              20.15            349,500
                          ---------                                          ---------
                          2,833,288                                          2,350,378

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2004.


NOTE 15 -- CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16.2 million (including $3.6 million assumed in the North Star acquisition) and $13.6 million as of December 31, 2004 and 2003, respectively. Of the costs recorded as a liability at December 31, 2004, the Company expects to pay approximately $3.3 million within the year ended December 31, 2005. Included in the amounts outstanding is $8.6 million recorded in 2002 with respect to certain environmental obligations which were triggered by the change in control of Co-Steel Inc. in certain jurisdictions in which Co-Steel Inc. operated.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property during 1978. In 2003, the EPA offered a settlement to the named PRPs totaling $15.5 million under which the Company's allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has recently indicated that it is reconsidering the appropriate allocation; that reconsideration could cause the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses and is pursuing legal alternatives, including adding a larger third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, the ultimate exposure is not estimable.

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

                 YEAR ENDING
                 DECEMBER 31,                         AMOUNT
                 ------------                        --------
                 2005                                $ 14,619
                 2006                                  10,366
                 2007                                   8,700
                 2008                                   7,391
                 2009                                   5,975
                 Thereafter                            30,102
                                                     --------
                                                     $ 77,153
                                                     ========

Rent expense related to operating leases was $19.9 million and $19.3 million for the years ended December 31, 2004 and 2003, respectively.

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.


SERVICE COMMITMENTS

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.


NOTE 16 -- OTHER INCOME

Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the US Continued Dumping Subsidy Offset Act, and $1.0 million from the mark to market of trading securities.

Other income, net of other expenses for the year ended December 31, 2003, consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England.

NOTE 17 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Steel mills and
(b) Downstream products. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the years ended December 31 are presented below ($000s):

                                                    YEAR ENDED           YEAR ENDED
                                                DECEMBER 31, 2004    DECEMBER 31, 2003
                                                -----------------    -----------------
REVENUE FROM EXTERNAL CUSTOMERS
   Steel mills                                     $ 2,939,155          $ 1,722,709
   Downstream products                                 536,192              312,641
                                                   -----------          -----------
      Total                                        $ 3,475,347          $ 2,035,350
                                                   ===========          ===========
INTER-COMPANY SALES
   Steel mills                                     $   688,450          $   314,693
   Downstream products                                      --                   --
   Corp/eliminations/other                            (688,450)            (314,693)
                                                   -----------          -----------
      Total                                        $        --          $        --
                                                   ===========          ===========
TOTAL SALES
   Steel mills                                     $ 3,627,605          $ 2,037,402
   Downstream products                                 536,192              312,641
   Corp/eliminations/other                            (688,450)            (314,693)
                                                   -----------          -----------
      Total                                        $ 3,475,347          $ 2,035,350
                                                   ===========          ===========
OPERATING INCOME (LOSS)
   Steel mills                                     $   570,539          $     4,450
   Downstream products                                  21,045               11,216
   Corp/eliminations/other                             (74,435)             (16,960)
                                                   -----------          -----------
      Total                                        $   517,149          $    (1,294)
                                                   ===========          ===========
DEPRECIATION AND AMORTIZATION EXPENSE
   Steel mills                                     $    72,086          $    76,088
   Downstream products                                   8,165                4,969
   Corp/eliminations/other                              13,646                6,859
                                                   -----------          -----------
      Total                                        $    93,897          $    87,916
                                                   ===========          ===========
SEGMENT ASSETS
   Steel mills                                     $ 1,911,515          $ 1,545,079
   Downstream products                                 268,907              175,913
   Corp/eliminations/other                             454,479                1,216
                                                   -----------          -----------
      Total                                        $ 2,634,901          $ 1,722,208
                                                   ===========          ===========
SEGMENT GOODWILL
   Steel mills                                     $    58,494          $    58,494
   Downstream products                                  25,389               19,237
   Corp/eliminations/other                              38,833               38,833
                                                   -----------          -----------
      Total                                        $   122,716          $   116,564
                                                   ===========          ===========
CAPITAL EXPENDITURES
   Steel mills                                     $    78,507          $    55,634
   Downstream products                                   3,539                1,716
   Corp/eliminations/other                               4,078                1,853
                                                   -----------          -----------
      Total                                        $    86,124          $    59,203
                                                   ===========          ===========

Geographic data is as follows:

DECEMBER 31, 2004                         UNITED STATES      CANADA         TOTAL
                                          -------------    ----------    ----------
Revenue from external customers             $2,927,592     $  547,755    $3,475,347
Long-lived assets                              749,229        287,611     1,036,840

DECEMBER 31, 2003
Revenue from external customers             $1,563,733     $  471,617    $2,035,350
Long-lived assets                              652,557        266,650       919,207

                                                YEAR ENDED           YEAR ENDED
                                            DECEMBER 31, 2004    DECEMBER 31, 2003
                                            -----------------    -----------------
REVENUES BY PRODUCT LINES
Mill finished goods:
   Stock rebar                                  $  627,765           $  459,122
   Merchant bar/special sections                 1,247,004              834,832
   Rods                                            423,516              205,561
   Flat Rolled                                     446,965              215,626
                                                ----------           ----------
Total mill finished goods                        2,745,250            1,715,141

Billets                                             10,442               18,910
                                                ----------           ----------
Total mill products                              2,755,692            1,734,051

Other mill segments                                183,463                   --
Fabricating and downstream                         536,192              301,299
                                                ----------           ----------
Total segment revenues                          $3,475,347           $2,035,350
                                                ==========           ==========